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                                                                       EXHIBIT 1

[LETTERHEAD]                                                        NEWS RELEASE

Date:          April 25, 1996


Contact:       Media:         John F. McCarroll (515) 281-2785
               Financial:     J. Sue Rozema (515) 281-2250

For Release:   Immediately


MidAmerican Energy Company today announced that electric prices for its Iowa and Illinois customers will be reduced or capped at current levels if an innovative pricing plan to be proposed by the Company is approved by utility regulators. The plan is expected to reduce MidAmerican's electric revenues by $100 million over five years with residential customers realizing 96 percent of the savings.

The pricing plan will be filed with the Iowa Utilities Board (IUB) and the Illinois Commerce Commission (ICC) on or around June 3. Under the plan, MidAmerican will move toward competitive, market-based prices for residential, commercial and industrial customers in recognition of changes lowering its cost structure.

"This is a unique plan, an innovative step that will benefit our customers and our company," said Lynn Vorbrich, president, MidAmerican electric division. "The restructuring under way to more competitive markets in the electric industry will lead to lower prices. MidAmerican is realizing savings from our 1995 merger, and with this plan we can make use of these savings to begin moving toward the price levels we expect in a competitive market."

Upon approval by the regulatory agencies, many residential customers in the two states will receive an immediate 3 percent electric price reduction and another 1 percent reduction annually through the year 2000 in Illinois and the year 2001 in Iowa. This amounts to an 8 percent reduction in Iowa and a 7 percent reduction in Illinois. By state law, pricing experiments in Illinois must end by mid-year 2000.

Some residential customers in northern Iowa whose electric prices already are below the regional average will receive a $10 rebate, and their current prices will not be increased for five years. Residential electric customers in South Dakota will receive a $10 rebate. Their current price is well below the regional average.

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The plan also proposes an immediate 1 percent price reduction and then no price increases during the next four years for Illinois commerical and industrial customers whose prices are above the regional average.

MidAmerican has three schedules of electric prices in Iowa and one in Illinois. These different prices were in effect at the time MidAmerican was formed on July 1, 1995 by the merger of Midwest Resources Inc. and Iowa-Illinois Gas and Electric Company.

Many of MidAmerican's prices for electric service already are below national averages. While MidAmerican's prices remain cost-based, this plan seeks to bring all MidAmerican electric prices in line with the regional average prices for investor-owned utilities in Iowa and five surrounding states. These regional average prices also are below national averages.

Customer savings under the MidAmerican plan will vary, depending on a customer's current price and usage. For MidAmerican electric customers who are paying prices that are below the regional average, there will be no price increases for four years in Illinois and for five years in Iowa. Customers with electric prices above the regional average will receive price reductions. MidAmerican estimates the plan will save a typical residential electric customer about $25 to $28 in the first year of the plan.

In the proposed plan, MidAmerican will request flexibility to negotiate electric prices and contract terms with any industrial customer, or any other customer who has a competitive alternative to MidAmerican service. MidAmerican also will request approval to offer new pricing options. For example, the company may offer a "green power" option to allow customers to help fund the company's purchases of alternate energy.

"Under existing regulation, we have very little ability to tailor prices and services to the needs of different customers. If approved, this plan will allow us to provide options to customers who have competitive alternatives for their electric service," Vorbrich said. "In addition, current law requires lengthy and expensive regulatory proceedings to make price changes, but this plan gives us the flexibility to act promptly, take advantage of merger savings and operate more effectively in the competitive market while protecting customers from price increases."

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The plan will simplify customers' bills by eliminating adjustment clauses. These clauses track the cost of items such as fuel and adjust customers' bills automatically to reflect changes in costs. Under the proposed pricing plan, MidAmerican customers will have a more stable energy price.

The MidAmerican plan will not affect components in customers' bills other than the price of electricity. These components include the Iowa energy efficiency and alternate energy programs, municipal franchise fees and local taxes, which are mandated by law and are in addition to the price of electricity. MidAmerican expects costs associated with these mandated components to increase over the next few years.

The plan proposes that if MidAmerican electric earnings exceed certain levels, electric revenues must be used for continued improvements in service to MidAmerican customers and to reduce future costs and financial liabilities associated with the transition to a competitive marketplace.

MidAmerican will ask the IUB and ICC to approve the pricing plan by Oct.1, 1996. Utility companies in other parts of the country have announced innovative pricing proposals, but the MidAmerican plan is considered to be one of the most comprehensive plans offered in the nation. Iowa and Illinois are among more than 40 states that are examining options for restructuring the electric industry.

MidAmerican Energy Company, Iowa's largest utility, serves 635,000 electric customers and 600,000 natural gas customers in Iowa, Illinois, Nebraska and South Dakota. The company is headquartered in Des Moines.

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